Exhibit 12

TENNESSEE GAS PIPELINE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For The Six Months Ended June 30,
	2009	2008
Earnings
Pre-tax income	$127	$107
Income from equity investee	(5)	(8)
Pre-tax income before income from equity investee	122	99

Fixed charges	79	71
Distributed income of equity investee	7	9
Allowance for funds used during construction	(1)	(2)
Totals earnings available for fixed charges	$207	$177

Fixed charges
Interest and debt expense	$79	$71

Ratio of earnings to fixed charges	2.6	2.5

For purposes of computing these ratios, earnings means pre-tax income before:
- income from equity investee, adjusted to reflect actual distribution from equity investment; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs, not including interests on tax liabilities which is included in income tax expense on our income statement;
- amortization of debt costs; and
- that portion of rental expense which we believe represents and interest factor, which was not material for the six months ended June 30, 2009 and 2008.